April 27, 2007
VIA EDGAR and Facsimile
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3720
Washington, D.C. 20549
Attn: Timothy Buchmiller

Re:	Cavium Networks, Inc. Registration Statement on Form S-1 (File No. 333-140660)
Ladies and Gentlemen:
          Pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Securities Act”), the undersigned hereby join in the request of Cavium Networks, Inc. that the effectiveness of the above-captioned registration statement be accelerated so that it becomes effective at 3:00 P.M. E.D.T. on Tuesday, May 1, 2007, or as soon thereafter as practicable.
          In connection with Rule 460 under the Securities Act, please be advised that, during the period from April 16, 2007 to the date of this letter, we have effected approximately the following distribution of copies of the Preliminary Prospectus dated April 16, 2007:

Number of prospectuses distributed to underwriters:	approximately	11,169
Number of prospectuses distributed to institutional investors:	approximately	1,092
Number of prospectuses distributed to others:	approximately	195
          The undersigned have and will, and each participating underwriter and dealer has advised the undersigned that it has and will, comply with the requirements of Rule 15c2-8 of the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.
(Signature page follows)

Very truly yours,
MORGAN STANLEY & CO. INCORPORATED
LEHMAN BROTHERS INC.
THOMAS WEISEL PARTNERS LLC
NEEDHAM & COMPANY, LLC
JMP SECURITIES LLC
Acting severally on behalf of themselves, and severally on behalf of the several Underwriters named in SCHEDULE I to the Underwriting Agreement
By: Morgan Stanley & Co. Incorporated

By:	/s/ William R. Salisbury
	Name:	William R. Salisbury
	Title:	Managing Director

By: Lehman Brothers Inc.

By:	/s/ Victoria Hale
	Name:	Victoria Hale
	Title:	Vice President

cc:	Syed B. Ali Cavium Networks, Inc. Vincent P. Pangrazio, Esq. Cooley Godward Kronish LLP Jeffrey D. Saper, Esq. Allison B. Spinner, Esq. Wilson Sonsini Goodrich & Rosati, P.C.
(Signature page to request for acceleration of effectiveness)